4-4-02

02030052

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 4, 2002

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X　　Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _　　No X

ARM Holdings plc

INDEX TO EXHIBITS

<u>Item</u>

1. Press release dated April 2, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

By:
Name: Tim Score
Title: Chief Financial Officer

Date: April 4, 2002

Item 1

MITSUBISHI ELECTRIC LICENSES ARM CORE WITH JAZELLE TECHONOLOGY FOR MOBILE PRODUCTS

TOKYO, JAPAN and CAMBRIDGE, UK – Apr. 2, 2002 – Mitsubishi Electric Corporation (TSE: 6503), and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor technology, today announced that Mitsubishi Electric has licensed the ARM926EJ-S™ core processor, which incorporates the ARM® Jazelle™ technology for Java™ acceleration. This agreement will enable Mitsubishi Electric to provide its customers with an innovative, power-efficient solution for wireless applications such as mobile phones and personal digital assistants (PDAs).

Mitsubishi Electric will strengthen its System LSI business by combining the industry-leading ARM microprocessor core, with its high-capacity embedded memory (eRAM) technology to provide developers worldwide with cost-effective, power-efficient ASIC system solutions. This agreement will expand Mitsubishi Electric's product portfolio including the previously-licensed ARM 7TDMI-S™ core, which it has used to reinforce its embedded microprocessor business.

The ARM926EJ-S core contains ARM Jazelle technology that accelerates Java execution by up to 8 times compared to a fully software-based JVM. It can also run diverse platform operating systems, such as Linux, Palm OS, Windows CE and Symbian OS, in mobile phone or other applications. The ARM926EJ-S core is fully synthesizable, enabling it to be applied to several generations of process technology. It also features selectable size instruction and data caches, and instruction and data tightly-coupled memory interfaces. To further ease development of a complex SoC, an Embedded Trace Macrocell (ETM) interface, and an AMBA® AHB (Advanced High-Performance Bus) on-chip interconnect interface are also provided.

"The ARM architecture is a de facto standard in a range of embedded applications, and further strengthens our existing system-on-chip (SoC) offerings," said Shigeo Uotani, general manager, System LSI Division for Mitsubishi Electric Corporation. "By licensing the ARM 926EJ-S core, we can provide Java technology-based system LSI which are becoming essential requirements in mobile applications."

"Java technology is fast establishing itself in the wireless market, and the integration of ARM's high- performance Jazelle technology with the leading-edge eRAM technology from Mitsubishi will provide developers of mobile devices with a high performance yet power-efficient solution," said Takio Ishikawa, president of ARM KK. "The flexibility of the ARM926EJ-S core will also enable Mitsubishi Electric to serve an expanding range of applications in the rapidly-growing digital consumer marketplace."

About Mitsubishi Electric

With over 80 years of experience in providing reliable, high-quality products to both corporate clients and general consumers all over the world, Mitsubishi Electric Corporation is a recognized world leader in the manufacture, marketing and sales of electrical and electronic equipment used in information processing and communications, space development and satellite communications, consumer electronics, industrial technology, energy, transportation and construction. The company has operations in 34 countries and recorded consolidated group sales of over US$33BN in the year ended March 31, 2001. Additional information on Mitsubishi Electric is available at www.mitsubishielectric.com.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

ENDS